CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$4,585,000	$625.39

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated May 10, 2013 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$4,585,000 SuperTrackSM Notes due November 14, 2014 Linked to the Performance of the EURO STOXX 50® Index Global Medium-Term Notes, Series A, No. E-7920

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	May 10, 2013

Issue Date:	May 15, 2013

Final Valuation Date:	November 10, 2014*

Maturity Date:	November 14, 2014**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	EURO STOXX 50® Index (the “Index”) (Bloomberg ticker symbol “SX5E <Index>”)

Barrier Level:	2,506.72, the Initial Level multiplied by 90.00% rounded to the nearest hundredth

Upside Leverage Factor:	1.50

Maximum Return:	45.23%

Payment at Maturity:

The payment at maturity on your Notes will be calculated as follows, in each case subject to our credit risk:

•      If the Index Return is greater than 0.00%, you will receive a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Index Return times the Upside Leverage Factor, subject to the Maximum Return. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × Index Return × 1.50]

If the Index Return is 30.153% or more, you will receive (subject to our credit risk) the Maximum Return on the Notes of 45.23%, which entitles you to at maximum total payment of $1,452.30 for every $1,000 principal amount Note that you hold at maturity.

•      If the Index Return is less than or equal to 0.00% but equal to or greater than -10.00%, you will receive (subject to our credit risk) a cash payment of $1,000 per $1,000 principal amount Note that you hold; and

•      If the Index Return is less than -10.00%, you will receive a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return]

If the Index declines by more than 10.00% from the Initial Level to the Final Level (the Final Level is less than the Barrier Level), you will be fully exposed to such loss and may lose your entire principal at maturity.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	2,785.24, the Index Closing Level on the Initial Valuation Date.

Final Level:	The Index Closing Level on the Final Valuation Date.

Index Closing Level:	With respect to any date, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SX5E <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying Prospectus Supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TVD6 and US06741TVD61

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$4,585,000	$68,775	$4,516,225

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.50% of the principal amount of the Notes, or $15.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

HYPOTHETICAL EXAMPLES

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below are based on the Initial Level of 2,785.24, the Upside Leverage Factor of 1.50, the Maximum Return of 45.23% and the Barrier Level of 2,506.72. These examples do not take into account any tax consequences from investing in the Notes.

Final Level	Index Return	Payment at Maturity*	Total Return on Notes
5,570.48	100.000%	$1,452.30	45.23%
5,291.96	90.000%	$1,452.30	45.23%
5,013.43	80.000%	$1,452.30	45.23%
4,734.91	70.000%	$1,452.30	45.23%
4,456.38	60.000%	$1,452.30	45.23%
4,177.86	50.000%	$1,452.30	45.23%
3,899.34	40.000%	$1,452.30	45.23%
3,625.07	30.153%	$1,452.30	45.23%
3,342.29	20.000%	$1,300.00	30.00%
3,203.03	15.000%	$1,225.00	22.50%
3,063.76	10.000%	$1,150.00	15.00%
2,924.50	5.000%	$1,075.00	7.50%
2,854.87	2.500%	$1,037.50	3.75%
2,785.24	0.000%	$1,000.00	0.00%
2,645.98	-5.000%	$1,000.00	0.00%
2,506.72	-10.000%	$1,000.00	0.00%
2,367.45	-15.000%	$850.00	-15.00%
2,228.19	-20.000%	$800.00	-20.00%
1,949.67	-30.000%	$700.00	-30.00%
1,671.14	-40.000%	$600.00	-40.00%
1,392.62	-50.000%	$500.00	-50.00%
1,114.10	-60.000%	$400.00	-60.00%
835.57	-70.000%	$300.00	-70.00%
557.05	-80.000%	$200.00	-80.00%
278.52	-90.000%	$100.00	-90.00%
0.00	-100.000%	$0.00	-100.00%

*	per $1,000 principal amount Note

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 2,785.24 to a Final Level of 2,924.50 .

Because the Index Return is equal to 5.00%, the investor receives a payment at maturity of $1,075.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return × Upside Leverage Factor]

$1,000 + [$1,000 × 5.00% × 1.50] = $1,075.00

The total return on the investment of the Notes is 7.50%.

Example 2: The level of the Index decreases from an Initial Level of 2,785.24 to a Final Level of 2,645.98 .

Although the Final Level is less than the Initial Level, the Final Level is above the Barrier Level. As such, the investor will receive a payment at maturity of $1,000.00 per $1,000.00 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The level of the Index decreases from an Initial Level of 2,785.24 to a Final Level of 1,671.14 .

Because the Final Level is less than the Barrier Level (a decline of more than 10.00% from the Initial Level), the investor will receive a payment at maturity of $600.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -40.00%] = $600.00

The total return on the investment of the Notes is -40.00%.

SELECTED PURCHASE CONSIDERATIONS

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Exposure to European Equities of the Index—The Index is comprised of fifty European blue-chip companies from within the Eurozone portion of the STOXX 600 Supersector indices. For additional information about the Index, see “Description of the Index” below and “Non-Proprietary Indices—Equity Indices—EURO STOXX 50® Index” in the accompany index supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Significant Loss; No Principal Protection—The Notes do not guarantee any return of principal. If the Final Level is less than the Barrier Level, your principal amount will be fully exposed to such decline and you may lose some or all of your investment in the Notes.

Any payment on the Notes, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Any Positive Return on the Notes Will Not Exceed the Maximum Return—The potential total return on the Notes is limited by the Maximum Return. Accordingly, the maximum payment that you may receive at maturity per $1,000 principal amount Note that you hold will be $1,452.30. Also, given that the Upside Leverage Factor provides 150% exposure to any positive performance of the Index, any increase in the Final Level of the Index over the Initial Level of the Index by more than 30.153% will not increase your return on the Notes.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Non-U.S. Securities Markets Risks—The component stocks of the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of the component stocks of the Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of such component stocks may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level on the Final Valuation Date (As Compared to the Initial Level)—The Final Level of the Index will be based solely on the Index Closing Level on the Final Valuation Date. Therefore, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	the supply and demand for the Notes;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

DESCRIPTION OF THE INDEX

The EURO STOXX 50 Index is composed of 50 European blue-chip companies from within the Eurozone portion of the STOXX 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stock traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure; and utilities. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—EURO STOXX 50® Index” in the accompanying index supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index Closing Level from January 1, 2008 through May 10, 2013. The Index Closing Level on May 10, 2013 was 2,785.24.

We obtained the Index Closing Levels below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

ADDITIONAL INFORMATION

If the Reference Asset is (a) a security or other financial instrument admitted to trading on a trading venue in the European Union (other than a security or other financial instrument whose principal trading venue is located outside the European Union), (b) a derivative relating to such a security or financial instrument (or to the issuer of such a security or financial instrument) or (c) a debt instrument issued by the European Union or any of its member states or any sovereign issuer that is an instrumentality or political sub-division of the European Union or any of its member states, or any derivative relating thereto (any of (a), (b) or (c) being a “European Financial Instrument”), or if the Reference Asset is an index, basket of securities or interest in an exchange traded fund or similar entity which includes one or more European Financial Instruments, then as a holder of the notes, you may be deemed to have an indirect interest in those underlying European Financial Instruments for purposes of EU Regulation No 26/2012 of 14 March 2012 on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”). Subject to certain exceptions, the EU Short Selling Regulation prohibits investors, wherever located, from directly or indirectly making uncovered short sales of European Financial Instruments or European sovereign credit default swaps. The EU Short Selling Regulation also requires investors, wherever located, who hold directly or indirectly a net short position in European Financial Instruments to comply with certain notification and disclosure obligations depending on the size of their net short position. You should consult with your own legal advisers regarding any investment in the notes, as you may need to consider your investment in the notes for purposes of compliance with the EU Short Selling Regulation.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.